UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays completes the sale of BGI to BlackRock - 01 December 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: December 01, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: December 01, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

1 December 2009

BARCLAYS PLC

Barclays completes the sale of BGI to BlackRock

Barclays PLC ("Barclays") has completed the sale of Barclays Global Investors to BlackRock, Inc. ("BlackRock"), which was announced initially on 12 June 2009, following the receipt of all necessary shareholder and regulatory approvals and satisfaction of other closing conditions.  The consideration at completion was US$15.2 billion (£9.5 billion), including 37.567 million new BlackRock shares giving Barclays an economic interest of 19.9% of the enlarged BlackRock group.

Barclays expects to realise a net gain after taxation and transaction costs of US$9.7 billion (£6.2 billion), subject to finalisation of the closing balance sheet. This gain reflects the price of BlackRock common stock of US$227 as at completion (10:00am EST on 1 December 2009). This transaction would have added an estimated 185bps to Core Tier 1 and 124bps to Tier 1 capital ratios as at 30 June 2009.

Together with the exercise of warrants on 20 October 2009, Barclays would have reported an estimated Core Tier 1 ratio of 9.2% and Tier 1 ratio of 11.9% as at 30 June 2009 on a pro-forma basis.

As stated in the Q3 Interim Management Statement adjusted gross leverage and risk weighted assets as at 30 September 2009 were broadly consistent with the position as at 30 June 2009.

Commenting on completion of the transaction, John Varley, Group Chief Executive, said:

"This transaction gives Barclays material economic exposure to a highly competitive global asset manager. It also clears the way for a new commercial relationship between Barclays and BlackRock. Going forward, we will be able to derive new business opportunities for Barclays, in particular in Barclays Capital and Barclays Wealth, benefiting both our clients and our shareholders. Bob Diamond and I look forward to contributing to the progress of this new global leader as members of the BlackRock board. We are also pleased by the further strengthening of our capital ratios which results from completion of this transaction."

For further information please contact:

Investor Relations                    Media Relations

Stephen Jones                            Alistair Smith

+44 (0) 20 7116 5752                 +44 (0) 20 7116 6132

                                                    Media Relations - New York

                                                    Michael O'Looney

                                                    +1 212 412 5876

About Barclays PLC

Barclays is a major global financial services provider engaged in retail and corporate banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 145,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com .

About BGI

BGI is one of the world's largest asset managers and a leading global provider of investment management products and services with 3,000 institutional clients and US$1.7 trillion of assets under management as at 30 June 2009.  BGI transformed the investment industry by creating the first index strategy in 1971 and the first quantitative active strategy in 1979. BGI is one of the global product leaders in exchange traded funds (iShares exchange traded funds) with over 360 funds globally across equities, fixed income and commodities which trade on 18 exchanges worldwide. iShares customer base consists of the institutional segment of pension plans and fund managers, as well as the retail segment of financial advisors and high net worth individuals.

About BlackRock

BlackRock is a premier provider of global investment management, risk management and advisory services to institutional and retail clients around the world. As of 30 September 2009, BlackRock's assets under management totalled US$1.44 trillion across equity, fixed income, cash management, alternative investment and real estate strategies. Through BlackRock Solutions - the natural evolution of a long-standing investment in developing sophisticated and highly integrated systems - BlackRock offers risk management, strategic advisory and enterprise investment system services to a broad base of clients with portfolios totalling approximately US$7.25 trillion as at 30 September 2009.

This announcement is for information only and shall not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, any securities. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-looking Statements

This announcement contains (or may contain) certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of Barclays plans and its current goals and expectations relating to its proposed sale of BGI and its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'will', 'would', 'could', 'aim', 'anticipate', 'target', 'expect', 'envisage', 'estimate', 'intend', 'intention', 'plan', 'goal', 'believe', or other words of similar meaning.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, various conditions to closing, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, liquidity conditions in the market, market-related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the Lehman Brothers North American businesses into the group's business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, BlackRock's results of operations, potential claims by BlackRock for breach of contract under the documentation for the transaction with BlackRock, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made herein by or on behalf of Barclays speak only as of the date they are made. Except as required by the Financial Services Authority, the London Stock Exchange plc or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the Securities and Exchange Commission.

Nothing in this announcement is intended or is to be construed as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years, or those of the enlarged group, will necessarily match or exceed the historical published earnings per Barclays share.